Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price NOK 182.0 (10/1/2007)
2007e
2006 2007e Multiple
EBITDA 140.4 151.2       2.8x
Earnings 18.8    15.0         12.1x
Cash Flow 29.8    35.3         5.2x
Dividend 9.1      7.8           4.3%
4
th
Quarter 2007
Company Profile
Per Share Valuation
2006 Net Income = NOK 35.8 Billion
StatoilHydro (STL NO)- Bought
Norwegian oil & gas company with dominant
position on the Norwegian Continental Shelf.
In 2007, Statoil completed purchase of Norsk
Hydro’s oil & gas business. The transaction
offered Norsk Hydro shareholders the legacy
aluminum business and 0.8622 shares of the
newly formed StatoilHydro.
62.5% owned by the Norwegian government.
Norway is ~85% of production, with the
remaining ~15% coming from international
fields (Gulf of Mexico, Angola, Algeria, etc.).
E&P Int'l, 16%
Natural Gas, 8%
Manufacturing
& Marketing,
14%
E&P Norway,
62%
FY ends December 31
Shares Outstanding = 3.188 billion
All figures in NOK ($1 = NOK 5.26)
Investment Thesis
Attractive Valuation
Valuation already discounts potential volume losses from higher oil prices and production sharing contracts (~16% of production under sharing contracts versus greater than 50% for the industry).
Top Norwegian Producer
Dominant position on the Norwegian Continental Shelf, which still holds exploration opportunities in the northern
Norwegian and Barents Seas.
International Growth
International growth in regions such as Gulf of Mexico, Angola and Azerbaijan is expected to offset declines in
Norwegian production. Lower taxes outside Norway make international production more profitable.
Deepwater Expertise
Experience in developing and operating deepwater projects makes the company an attractive partner.
Growing Influence of NOCs
State-controlled StatoilHydro is an attractive partner for national oil companies given Norway’s political neutrality.
European Gas Exposure
Strong position in European natural gas may lead to a positive surprise in a tightening supply environment.
Risks
Mature Norwegian Production
Norwegian production may decline faster than expected given the mature nature of the resource base.
Capital Expenditure Requirements
Achieving 3-4% production growth over the next four years will require significant capital expenditures, ~80bn NOK/yr.
Government Ownership
High level of government ownership may lead to investment decisions that do not maximize economic return.
Conclusion: StatoilHydro offers growth through partnerships as well as strength in natural gas and deepwater development.
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